Exhibit 4.2

AGREEMENT OF SUBSTITUTION AND AMENDMENT
OF
SHAREHOLDER RIGHTS AGREEMENT

This AGREEMENT OF SUBSTITUTION AND AMENDMENT (this “Agreement”) is entered into as of November 5, 2002 (the “Effective Date”), by and between Anika Therapeutics, Inc., a Massachusetts corporation (the “Company”) and American Stock Transfer and Trust Company, a New York banking corporation (“AST”).  All capitalized terms used herein and not defined shall have the meanings given such terms in the Rights Agreement (as defined below).

RECITALS

A.                                   On April 6, 1998, the Company entered into that certain Shareholder Rights Agreement (the “Rights Agreement”) with Firstar Trust Company, a Wisconsin banking corporation (the “Predecessor Rights Agent”), as Rights Agent.

B.                                     Section 27 of the Rights Agreement provides that prior to the occurrence of a Section 11(a)(ii) Event, the Company and the Rights Agent shall, if directed by the Board of Directors of the Company, supplement or amend any provision of the Rights Agreement without the approval of the holders of certificates representing shares of Common Stock of the Company.

C.                                     No Section 11(a)(ii) Event has occurred to date.

D.                                    The Board of Directors of the Company has directed the Predecessor Rights Agent to make certain amendments to the Rights Agreement (the “Amendments”).

E.                                      The Board of Directors of the Company also has determined to remove the Predecessor Rights Agent and substitute AST as Rights Agent pursuant to Section 21 of the Rights Agreement.

F.                                      The Company has given the Predecessor Rights Agent notice of removal of the Predecessor Rights Agent as Rights Agent.

G.                                     This Agreement serves to effect the Amendments, the removal of the Predecessor Rights Agent and the substitution of AST as the new Rights Agent under the Rights Agreement

AGREEMENT

NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Section 21 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company by first class mail.  The Company may remove the Rights Agent or any successor Rights Agent (with or without cause), effective immediately or on a specified date, by written notice given to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock of the Company and Preferred Stock, and by giving notice to the holders of the Right Certificates by any means reasonably determined by the Company to inform such holders of such removal (including without limitation, by including such information in one or more of the Company’s reports to shareholders or reports or filings with the Securities and Exchange Commission).  If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the incumbent Rights Agent or the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a corporation organized and doing business under the laws of the United States or of the Commonwealth of Massachusetts or the State of New York (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the Commonwealth of Massachusetts or the State of New York), in good standing, which is authorized under such laws to exercise stock transfer or corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10,000,000 or (b) an Affiliate of a Person described in clause (a) of this sentence.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock of the Company and the Preferred Stock, and give notice to the holders of the Right Certificates by any means reasonably determined by the Company to inform such holders of such appointment (including without limitation, by including such information in one or more of the Company’s reports to shareholders or reports or filings with the Securities and Exchange Commission).  Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

2.                                       The Company hereby appoints AST as Rights Agent pursuant to Section 21 of the Rights Agreement, to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

3.                                       AST hereby accepts the appointment as Rights Agent pursuant to Section 21 of the Rights Agreement and agrees to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

4.                                       From and after the Effective Date, each and every reference in the Rights Agreement to a “Rights Agent” shall be deemed to be a reference to AST.

5.                                       Section 26 of the Rights Agreement is hereby amended to delete the fourth paragraph thereof and to substitute therefore the following:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Corporate Trust Department

6.                                       Except as expressly modified herein, the Right Agreement shall remain in full force and effect.

7.                                       This Agreement may be executed in one or more counterparts, each of which shall together constitute one and the same document.

[End of Text]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first set forth above.

ANIKA THERAPEUTICS, INC.

By:	/s/ William J. Knight
Name: William J. Knight
Title: Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name: Herbert J. Lemmer
Title: Vice President